P.E. 1/18/02



02001381




**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

**DATED January 18, 2002**

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**ISPAT INTERNATIONAL N.V.**
***(Exact name of registrant as specified in its Charter)***



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**Rotterdam Building**
**Aert van Nesstraat 45**
**3012 CA Rotterdam**
**The Netherlands**
***(Address of registrant's principal executive offices)***

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_x__ Form 40-F_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No__x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_



**ISPAT INTERNATIONAL N.V.**

NEWS RELEASE

*For Immediate Release: Rotterdam, 17 January 2002*

# Employees End Strike at Ispat Mexicana After Intense Negotiations

Ispat Mexicana, S.A. de C.V. ("Imexsa"), a steelmaking subsidiary of Ispat International N.V. (*NYSE: IST US; AEX: IST NA)* is pleased to state that the illegal blockade at its steel plant in Lazaro Cardenas, which began on December 20, 2001 has been lifted and that the process of normalising the plant has resumed.

After intense negotiations with the national union of mining, metallurgical and similar workers of the Mexican Republic (the "National Union"), and the local section of the National Union, which has since been recognised by the Federal Labour Authorities of Mexico, under the auspices of co-ordinator general of reconcilliation, a settlement agreement was drawn up, which on approval by the General Assembly of the Workers, led to the lifting of the blockade.

Imexsa conveys its gratitude to all related parties, including its customers and suppliers who have shown their understanding and their support over this period.

end


**Ispat International Limited**
Annanya Sarin
Head of Communications
**+ 44 20 7543 1162 / +31 10 404 6738**

**Ispat International Limited**
B. C. Agarwal,
Chief Financial Officer
**+ 44 20 7543 1135**

***Citigate Dewe Rogerson***
John McInerney
Investor Relations
**+ 1 212 419 4219**

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 18, 2002

ISPAT INTERNATIONAL N.V.

By /s/ Bhikam C. Agarwal
Bhikam C. Agarwal
Chief Financial Officer